

Mail Stop 4628

August 2, 2017

<u>Via Email</u>
David W. Honeyfield
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

> **Re: PDC Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Response dated July 27, 2017**
> **File No. 001-37419**

Dear Mr. Honeyfield:

We have reviewed your July 27, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements, page 63

Notes to Consolidated Financial Statements, page 69

Note 4 – Properties and Equipment, page 75

1.   In your response to prior comment 1 in our letter dated July 19, 2017 you indicated that "the timing of future cash flows from the assets received did not differ significantly from the timing of future cash flows from the assets transferred for purposes of ASC paragraph 845-10-30-4(a) notwithstanding the differences in how the properties were reflected in our development plans utilized for the preparation of our proved SEC reserves." Provide

us, as supplemental information, reasonably detailed summaries of the cash flow and entity-specific value analyses you prepared to evaluate the two criteria under FASB ASC paragraph 845-10-30-4 in connection with your conclusion that the exchange transaction lacked commercial substance.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/H. Roger Schwall

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources